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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Swift Energy Company
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    870738101
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  870738101                   13G          Page  2      of  6    Pages
           -----------------                             ----       ----
----------------------------                        ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Foreign & Colonial Management Limited
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------------------------------------------------------------------
                         5  SOLE VOTING POWER


                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             863,069
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            863,069
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           863,069
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA, CO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                            -------------------------
CUSIP No. 870738101                       13G          Page  3    of  6   Pages
          -----------------                                 -----    ----
---------------------------                            -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hypo Foreign & Colonial Management (Holdings) Limited
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

                                                                   (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER


                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             863,069
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            863,069
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           863,069
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           HC, CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).                 Name of Issuer:
----------                 --------------

                           Swift Energy Company

Item 1(b).                 Address of Issuer's Principal Executive Offices:
----------                 -----------------------------------------------

                           16825 Northchase Drive
                           Suite 400
                           Houston, TX 77060

Item 2.

                   (a)     Name of Person(s) Filing:
                           ------------------------

                           Foreign & Colonial Management Limited ("F&C
                           Limited") and Hypo Foreign & Colonial Management (Holdings) Limited ("F&C Holdings" and, together with F&C Limited, the "Reporting Entities").

                   (b)     Address of Principal Business Office or, if none,
                           Residence:
                           -------------------------------------------------

                           The address of the principal business office of each of the Reporting Entities is Exchange House, Primrose Street, London EC2A 2NY, England.

                   (c)     Citizenship:
                           -----------

                           Each of the Reporting Entities is a corporation organized under the laws of the United Kingdom.

                   (d)     Title of Class of Securities:
                           ----------------------------

                           Common Stock, par value $.01 per share ("Common Stock").

                   (e)     CUSIP Number
                           ------------

                           870738101.

Item 3.

                   (e) As of the date hereof, F&C Limited is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act").

                   (g) F&C Holdings is a Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 ("Exchange Act") (Note: See Item 7).

Item 4.                    Ownership
------                     ---------

                            (a)     863,069 shares comprised of Common Stock

                            (b)     5.7%

                            (c)     (i) none
                                   (ii) 863,069
                                  (iii) none
                                   (iv) 863,069

Item 5.                    Ownership of Five Percent or Less of a Class:
------                     ---------------------------------------------

                           Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of
------                     Another Person:
                           ------------------------------------------------

                           Dividends received from, and any proceeds from the sale of, Common Stock, if any, by F&C Limited are allocated by F&C Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Limited's investment management agreements with those clients.

Item 7.                    Identification and Classification of the
------ Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                           --------------------------------------------

                           F&C Holdings currently owns 100% of the outstanding capital stock of F&C Limited. F&C Limited is filing pursuant to Rule 13d-1(b)(1)(i)(E) under the Exchange Act as an Investment Adviser registered under Section 203 of the Advisers Act. A Joint Filing Agreement was executed to this effect on January 24, 1995 and was filed as Exhibit I to
                           Schedule 13G filed for the Reporting of Entities on February 3, 1995 which is herein incorporated by reference.

Item 8.                    Identification and Classification of
-------                    Members of the Group:
                           ------------------------------------

                           Not Applicable

Item 9.                    Notice of Dissolution of Group:
-------                    ------------------------------

                           Not Applicable

Item 10.                   Certification:
--------                   -------------

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997


                                              FOREIGN & COLONIAL MANAGEMENT
                                              LIMITED


                                              By:      /s/ Andrew C. Barker
                                              Name:      Andrew C. Barker
                                              Title:     Director



                                              HYPO FOREIGN & COLONIAL MANAGEMENT
                                              (HOLDINGS) LIMITED


                                              By:      /s/  Rob. G. Donkin
                                              Name:      Rob. G. Donkin
                                              Title:     Secretary